July 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

Kathryn McHale, Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SP Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 30, 2014
File No. 001-34933

Dear Ms. McHale:

On behalf of SP Bancorp, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 11, 2014 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A, filed by the Company with the Commission on May 30, 2014 (File No. 001-34933) (the “Proxy Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement. References herein to page numbers are to page numbers in the Amended Proxy Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amended Proxy Statement which are marked to show changes from the relevant portions of the initial filing of the Proxy Statement.

General

1.	Please confirm that SP Bancorp’s financial projections have not been given to Green Bancorp.

Response: The Company did not provide post-closing financial projections to Green in connection with the negotiation of the merger agreement. In connection with the negotiation of the final adjusted tangible book value condition in the merger agreement, the Company did provide Green certain estimates of the Company’s projected earnings and the resulting effect on adjusted tangible book value from March 31, 2014 through the estimated completion date of the merger, but the Company does not believe that disclosure of such estimates is material to stockholders.

Ms. McHale

July 18, 2014

2.	Disclose the litigation related to the merger and whether management believes there is any merit to the claims.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see “The Merger—Litigation” beginning on page 40 of the Amended Proxy Statement.

Letter to Shareholders

3.	We note the consideration is subject to downward adjustment. Please state the lowest cash consideration shareholders may receive for their shares and the point at which the Board will resolicit, if any.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the letter to stockholders attached to the Amended Proxy Statement.

4.	State the trading price of SP Bancorp shares on the day prior to announcement of the merger and as of a recent date.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the letter to stockholders attached to the Amended Proxy Statement.

Summary Term Sheet

Merger Consideration, page 2

5.	Disclose here, and elsewhere as appropriate, the lowest per share merger consideration that shareholders may receive after the downward adjustments.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see “Summary Term Sheet—Merger Consideration” beginning on page 2 of the Amended Proxy Statement, “Questions and Answers About the Merger and the Special Meeting—What Will I Be Entitled to Receive in the Merger?” beginning on page 7 of the Amended Proxy Statement, “The Merger—Certain Effects of the Merger” beginning on page 31 of the Amended Proxy Statement and “The Merger Agreement—Merger Consideration” beginning on page 41 of the Amended Proxy Statement.

Interests of Our Directors and Executive Officers in the Merger, page 3

6.	Describe and quantify the value of the benefits to insiders. Provide full, granular disclosure in the main section including quantification by person.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 32 of the Amended Proxy Statement.

Ms. McHale

July 18, 2014

The Merger

Background of the Merger, page 17

7.	Expand the disclosure on Company A’s offer, including the aggregate value, the portion to be paid in cash, and the dollar value per share. Further explain the execution risks.

Response: The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see “The Merger—Background of the Merger” beginning on page 19 of the Amended Proxy Statement.

In connection with the Amended Proxy Statement, the Company acknowledges in a separate letter attached hereto that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com. Also available for questions is Jennifer Wisinski at (214) 651-5330 or jennifer.wisinski@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace (214) 651-5587 scott.wallace@haynesboone.com

cc:	Jessica Livingston